Discharge of Representative of Juristic Person Director Date of events: 2013/08/15 Contents:

1.	Date of occurrence of the change: 2012/08/15

2.	Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.	Name and resume of the replaced person: Jin-Chu Lee; Chairperson of Taiwan Financial

Holdings/Bank of Taiwan.

4.	Name and resume of the replacement: To be appointed.

5.	Reason for the change: Resigned from current position.

6.	Original term (from __________ to __________ ):2013/06/25 ~ 2016/06/24

7.	Effective date of the new appointment: None

8.	Any other matters that need to be specified: None